

Matthew Belcher · 3rd

Project Manager at PDS Engineering & Construction, Inc.

Moodus, Connecticut · 500+ connections · **Contact info**

 **PDS Engineering & Construction, Inc.**

 **Roger Williams Unive**

Experience



Project Manager
PDS Engineering & Construction, Inc. · Full-time
Jan 2020 – Present · 6 mos
Bloomfield CT



Administrative Manager
BGTEnvironmental, LLC
Apr 2016 – Present · 4 yrs 3 mos
East Haddam, Connecticut



Project Manager
O&G Industries, Inc.
Feb 2017 – Jan 2020 · 3 yrs
Torrington, Connecticut

 **Services & Products**



Brand Ambassador
Fizzics Group

Apr 2016 – Dec 2017 · 1 yr 9 mos
New England

 **Welcome to Fizzics®**

Project Manager

FIP Construction
Mar 2013 – Nov 2016 · 3 yrs 9 mos
Farmington, CT

FIP Construction, Inc. provides design/build, construction management, and general contracting services for local, national and international clientele. Drawing upon the experience of our Project Managers, Engineers, and Superintendents, we are effective in bringing added value to our clients. This is done through value engineering, budgeting, scheduling, …**see mor**

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Education

Roger Williams University

BS, Construction Management
1991 – 1995

Rich Dad Coaching

Paper assest, real estate investment, business
2014 – 2015

Weekly coaching sessions with certified trainers for Rich Dad global education program. Specific training for paper assets, real estate investment, and business ownership to escape the rat race.

Manchester High School

1988 – 1991

Licenses & Certifications

CPR / First Aid



FMI Leadership Institute 30-Hour

 FMI

OSHA - 30 Hour Certification

Volunteer Experience

President
Instructors of the Handicapped (IOH)
Sep 1989 – May 1991 • 1 yr 9 mos
Social Services

Skills & Endorsements

Construction · 61

 Endorsed by **Sarah Werthman and 4 others who are highly skilled at this**

 Endorsed by **2 of Matthew's colleagues a Whiting-Turner Contracting Company**

Construction Management · 59

 Endorsed by **Sarah Werthman and 5 others who are highly skilled at this**

Value Engineering · 50

 Endorsed by **Sarah Werthman and 2 others who are highly skilled at this**

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